UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 3, 2013

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-4797**	**36-1258310**
(State or other jurisdiction of incorporation)	**(Commission File No.)**	**(I.R.S. Employer Identification No.)**

3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

The annual meeting of the stockholders of the Company was held on May 3, 2013 for the purposes of (i) electing the twelve directors named in the Company's proxy statement to hold office until the next annual meeting of stockholders; (ii) ratifying the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2013 fiscal year; (iii) approving, on an advisory basis, a resolution approving executive compensation of the named executive officers as disclosed in the proxy statement; and (iv) to consider a stockholder proposal to adopt simple majority vote right.

All twelve nominees for director as named in the Company's proxy statement for the meeting were elected by the votes set forth in the table below.

	FOR	AGAINST	ABSTENTIONS	Broker Non-Votes
Election of Directors				
Daniel J. Brutto	354,609,442	1,932,470	1,085,624	39,724,335
Susan Crown	350,337,199	4,537,065	2,753,272	39,724,335
Don H. Davis, Jr.	351,727,586	3,075,237	2,824,713	39,724,335
James W. Griffith	354,528,306	2,037,569	1,061,661	39,724,335
Robert C. McCormack	351,246,643	3,581,774	2,799,119	39,724,335
Robert S. Morrison	354,650,407	1,918,914	1,058,215	39,724,335
E. Scott Santi	354,700,536	1,839,754	1,087,246	39,724,335
James A. Skinner	355,519,810	1,059,371	1,048,355	39,724,335
David B. Smith, Jr.	353,626,153	2,965,127	1,036,256	39,724,335
Pamela B. Strobel	355,454,088	1,132,118	1,041,330	39,724,335
Kevin M. Warren	354,308,004	2,247,878	1,071,654	39,724,335
Anré D. Williams	354,538,225	2,023,390	1,065,921	39,724,335

The appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2013 fiscal year was ratified by the votes set forth in the table below.

	FOR	AGAINST	ABSTENTIONS	Broker Non-Vote
Ratification of independent registered public accounting firm	393,286,926	2,866,274	1,198,671	N/A

A Company proposal requesting that stockholders approve a non-binding resolution approving the compensation of the Company's named executive officers as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission under "Compensation Discussion & Analysis", the Summary Compensation Table, the related compensation tables and the related narrative disclosures, in the March 22, 2013 proxy statement, passed with the following vote.

	FOR	AGAINST	ABSTENTIONS	Broker Non-Vote
Advisory vote to approve executive compensation	346,649,901	8,273,493	2,704,142	39,724,335

The Stockholder proposal to adopt a simple majority vote right was approved by the votes set forth in the table below.

	FOR	AGAINST	ABSTENTIONS	Broker Non-Vote
Stockholder proposal to adopt a simple majority vote right	207,502,088	148,341,378	1,784,070	39,724,335

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: <u>May 8, 2013</u>   By: <u>/s/ Maria C. Green</u>
Maria C. Green
Senior Vice President, General Counsel & Secretary